SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We achieved our target of maximizing RASK in the domestic market

Domestic yield increased high single digit compared to previous month

São Paulo, March 17, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of February 2011.

Domestic market

In the domestic market, which includes Pantanal’s data, we achieved a demand growth (in RPK) of 1.5%, combined with an increase of 11.6% in the supply (in ASKs), compared with February 2010, which led to an decrease in the load factor of 6.2  p.p. to 62.8%. The market share in the domestic market was 39.6%.

This numbers reflects the seasonal decrease of leisure passengers, emphasized by the carnival that took place in March this year, impacting the load factor reduction. Moreover, the strong mix of business passengers in February provided a strong yield recovery, resulting in the achievement of our target of maximizing RASK (revenue per available seat kilometer), which increased over the previous month for the second consecutive month.

International market

In the international market, compared to the same month last year, we saw a rise of 11.6% in demand with an 12.1% increase in supply resulting in a decrease of 0.3 p.p. in load factor reaching 77.2%. Our market share among Brazilian carriers in February was 85.9%.

In the international market, we recorded a slight reduction in yield and RASK in dollar compared to the previous month. This figures are aligned with our expectations and the demand of passengers traveling between Brazil and abroad remained strong.

2011 Guidance

We are confident in the market potential and we reiterate our estimates of supply growth, also we still believe that we will end the year with an average load factor of 83% in the international market and between 67.5% and 70% in the domestic market.

Tables

See below our operating data for the month of February:

	February	February	Var. %	January	Var. %
Domestic Market	2011	2010	YoY	2011	MoM
TAM
ASK (millions) – Supply	3.666	3.285	11,6%	4.187	-12,4%
RPK (millions) – Demand	2.303	2.268	1,5%	3.312	-30,5%
Load Factor	62,8%	69,0%	-6,2 p.p.	79,1%	-16,3 p.p.
Market share	39,6%	42,6%	-3,0 p.p.	43,4%	-3,8 p.p.

	February	February	Var. %	January	Var. %
International Market	2011	2010	YoY	2011	MoM
TAM
ASK (millions) – Supply	2.134	1.904	12,1%	2.370	-9,9%
RPK (millions) – Demand	1.647	1.476	11,6%	1.926	-14,5%
Load Factor	77,2%	77,5%	-0,3 p.p.	81,3%	-4,1 p.p.
Market share	85,9%	86,3%	-0,4 p.p.	85,2%	0,7 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 51 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In February 2011 our market share was 39.6%, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.9% market share.. With the largest passenger aircraft fleet in the country (152 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.